FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Audited Financial Statements

Companhia Brasileira de Distribuição

December 31, 2006 and 2005
with Report of Independent Auditors

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

AUDITED FINANCIAL STATEMENTS

December 31, 2006 and 2005

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Companhia Brasileira de Distribuição

1. We have audited the accompanying balance sheets of Companhia Brasileira de Distribuição and the consolidated balance sheets of Companhia Brasileira de Distribuição and its subsidiaries as of December 31, 2006 and 2005, and the related statements of income, shareholders' equity and changes in financial for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the investees Pão de Açúcar Fundo de Investimento em Direitos Creditórios and Miravalles Empreendimentos e Participações S.A. for the years ended December 31, 2006 and 2005 were audited by other independent auditors. Our audit opinion, regarding assets, liabilities and results of operations of said investees is based exclusively on the audit opinion of those independent auditors.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, and based on our audit and on the opinion of the other independent auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuição and the consolidated financial position of Companhia Brasileira de Distribuição and subsidiaries at December 31, 2006 and 2005, and the results of operations, changes in shareholders’ equity and changes in financial position for those years, in conformity with accounting practices adopted in Brazil.

4. Our audit was performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph. The consolidated statements of cash flows and statement for added values for the years ended December 31, 2006 and 2005, prepared in accordance with the accounting practices adopted in Brazil, are presented to provide supplementary information on the Company and investees, despite not being a required component of the financial statements. These statements were submitted to the audit procedures described in the second paragraph and, in our opinion are fairly stated in all material respects in relation to the financial statements taken as a whole.

São Paulo, March 15, 2006

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/ O-6

Sergio Citeroni
Accountant CRC-1SP170652/O-1

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BALANCE SHEETS
December 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005

ASSETS
Current assets
Cash and banks	146,869	108,726	247,677	168,603
Marketable securities	1,785	621,906	1,033,834	1,542,234
Trade accounts receivable	756,359	664,420	1,621,592	1,416,726
Inventories	944,147	835,921	1,231,963	1,115,286
Recoverable taxes	256,306	257,739	378,849	270,389
Deferred income and social contribution taxes	101,794	66,807	238,676	84,745
Prepaid expenses and others	100,037	81,924	125,825	106,545

Total current assets	2,687,297	2,637,443	4,878,416	4,704,528

Noncurrent assets
Long-term assets
Receivables securitization fund	164,034	186,051	-	-
Trade accounts receivable	-		334,247	293,529
Recoverable taxes	94,459	108,310	95,970	205,847
Deferred income and social contribution taxes	557,558	36,303	837,676	383,584
Amounts receivable from Related parties	578,884	778,281	245,606	4,519
Judicial deposits	180,542	188,807	234,901	228,969
Others	14,091	32,975	17,634	32,975

Total noncurrent assets	1,589,568	1,330,727	1,766,034	1,149,423

Permanent assets
Investments	1,116,870	1,099,114	79,557	62,355
Property and equipment	3,569,815	3,119,896	4,241,040	3,861,714
Intangible assets	413,822	538,472	630,945	1,083,501
Deferred charges	76,063	61,199	76,281	61,691

Total permanent assets	5,176,570	4,818,681	5,027,823	5,069,261

Total noncurrent assets	6,766,138	6,149,408	6,793,857	6.218.684

Total assets	9,453,435	8,786,851	11,672,273	10,923,212

	Parent Company		Consolidated

	2006	2005	2006	2005

Liabilities
Current liabilities
Accounts payables to suppliers	1,694,683	1,333,731	2,027,268	1,654,234
Loans and financing	511,321	375,866	871,321	422,614
Debentures	414,761	17,979	414,761	17,979
Payroll and related charges	146,988	129,096	173,010	157,639
Taxes and social contributions payable	53,602	74,411	68,675	89,753
Dividends proposed	20,312	62,053	20,312	62,053
Amounts payable to related parties	-	40,655	-	-
Financing for purchase of fixed assets and	169,664	112,821	248,562	165,159

Total current liabilities	3,011,331	2,146,612	3,823,909	2,569,431

Noncurrent liabilities
Loans and financing	139,597	550,061	1,382,152	1,952,450
Debentures	-	401,490	-	401,490
Taxes payable in installments	248,163	300,563	261,101	313,471
Provision for contingencies	1,153,228	1,011,039	1,209,463	1,076,911
Provision for capital deficiency
of subsidiary	43,673	55,014	-	-
Others	15,316	69,700	25,105	69,700

Total noncurrent liabilities	1,599,977	2,387,867	2,877,821	3,814,022

Minority interest	-	-	128,416	287,387

Shareholders’ equity
Capital	3,954,629	3,680,240	3,954,629	3,680,240
Capital Reserves	517,331	-	517,331	-
Revenue reserves	370,167	572,132	370,167	572,132

	4,842,127	4,252,372	4,842,127	4,252,372

Total liabilities and shareholders’ equity	9,453,435	8,786,851	11,672,273	10,923,212

Net equity per thousand shares
of capital - R$	42.56	37.41

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005
(In thousands of reais, except earnings per thousand shares)

	Parent Company		Consolidated

	2006	2005	2006	2005

Gross operating revenue	11,905,981	11,339,629	16,460,296	16,120,963
Taxes on sales	(1,932,528)	(1,989,057)	(2,579,893)	(2,707,567)

Net sales revenue	9,973,453	9,350,572	13,880,403	13,413,396
Cost of goods sold	(7,171,308)	(6,598,305)	(9,962,965)	(9,438,126)

Gross profit	2,802,145	2,752,267	3,917,438	3,975,270

Operating expenses (income)
Selling	1,729,753	1,524,542	2,418,929	2,300,026
General and administrative	353,266	326,135	527,145	505,652
Depreciation and amortization	399,922	456,186	547,943	625,281
Taxes and charges	52,888	35,592	84,923	63,150
Financial expenses	429,011	514,494	603,388	683,571
Financial income	(271,664)	(365,490)	(382,761)	(446,722)
Equity results	(27,436)	(47,576)	53,197	16,190

	2,665,740	2,443,883	3,852,764	3,747,148

Operating income	136,405	308,384	64,674	228,122

Non-operating income	(17,008)	35,799	(323,229)	32,131

Income (loss) before income and social contribution
and employees' profit sharing	119,397	344,183	(258,555)	260,253

Icome and social contribution taxes	(0,452)	(77,064)	(1,472)	(52,994)

Income (loss) before employees' profit sharing	98,945	267,119	(260,027)	207,259

Employees' profit sharing	(13,421)	(10,129)	(13,421)	(14,453)
Minority interest	-	-	358,972	64,184

Net income for the year	85,524	256,990	85,524	256,990

Outstanding shares (per thousand shares)
at the year end	113,771,378	113,667,916

Net income for the year per thousand shares	0.75	2.26

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY – PARENT COMPANY
Years ended December 31, 2006 and 2005
(In thousands of reais)

		Goodwill	Revenue reserves

	Capital	special				Retention	Retained
		reserve	Legal			of earnings	earnings	Total
				Expansion	Unrealized

Balances at December 31, 2004	3,509,421	-	105,948	147,937	4,069	283,615	-	4,050,990

Capital increase
Capitalization of reserves	164,374	-	-	(147,937)	-	(16,437)	-	-
Payment of capital	6,445	-	-	-	-	-	-	6,445
Appropriation of reserve	-	-	-	240,460	-	(240,460)	-	-
Realization of reserve	-	-	-	-	(4,069)	-	4,069	-
Net income for the year	-	-	-	-	-	-	256,990	256,990
Legal reserve	-	-	12,849	-	-	-	(12,849)	-
Dividends proposed	-	-	-	-	-	-	(62,053)	(62,053)
Income retention reserve	-	-	-	-	-	186,157	(186,157)	-

Balances at December 31, 2005	3,680,240	-	118,797	240,460	-	212,875	-	4,252,372

Capital increase
Capitalization of reserves	267,177	-	-	(240,460)		(26,717)	-	-
Payment of capital	7,212	-	-				-	7,212
Appropriation of reserve	-	-	-	167,542		(167,542)	-	-
Merger of parent company	-		-	-	-	-	-	517,331
Net income for the year	-	-	-	-	-	-	85,524	85,524
Legal reserve	-	-	4,276	-	-	-	(4,276)	-
Dividends proposed	-	-	-	-	-	-	(20,312)	(20,312)
Income retention reserve	-	-	-	-	-	60,936	(60,936)	-

Balances at December 31, 2006	3,954,629	517,331	123,073	167,542	-	79,552	-	4,842,127

See accompanying notes.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF CHANGES IN CASH FLOW (Continued)
Years ended December 31, 2006 and 2005
(In thousands of reais)

	Parent Company		Consolidated

	2006	2005	2006	2005

Financial resources were provided by:
Operations
Net income for the year	85,524	256,990	85,524	256,990
Expenses (income) not affecting working capital
Depreciation and amortization	399,922	456,186	547,943	625,281
Residual value of permanent asset disposals	44,586	1,002,823	84,014	1,022,612
Interest and indexation charges on long-term items	83,467	175,324	184,093	417,519
Provision for contingencies	89,562	44,234	94,010	51,855
Deferred income and social contribution taxes	(3,961)	34,156	63,202	(19,660)
Realization of deferred gain (Note 9 (d))	(58,151)	(30,807)	(58,151)	(49,447)
Equity results	(27,436)	(47,576)	53,197	16,190
Provision for property and equipment write-offs and
losses	6,535	-	12,685	-
Provision for goodwill amortization	-	-	268,886	-
Minority interest	-	-	(358,972)	(64,184)

	620,048	1,891,330	976,431	2,257,156
Shareholders
Capital increase	7,212	6,445	7,212	6,445
Increase in special godwill reserve (Note 18)	37		37	-
Third parties
Loans, financings and other liabilities	6,400	69,172	6,400	642,389
Transfer to current assets	299,400	22,776	57,758	113,104

Total funds provided	933,097	1,989,723	1,047,838	3,019,094

Financial resources were used for:
Additions to investments	1,732	-	70,444	-
Additions to property and equipment	783,276	727,168	854,295	888,518
Additions to intangible assets	3,687	11,210	3,687	31,798
Additions to deferred charges	28,512	64,190	28,640	64,295
Additions to other non-current assets	-	507,554	-	235,775
Dividends proposed	20,312	62,053	20,312	62,053
Transfer to current liabilities	877,385	483,943	1,108,689	643,137

Total funds used	1,747,962	1,856,118	2,128,428	1,925,576

Increase (Decrease) in net working capital	(814,865)	133,605	(1,080,590)	1,093,518

Statements of increase (decrease) in net working capital
Current assets
At end of year	2,687,297	2,637,443	4,878,416	4,704,528
At beginning of year	2,637,443	2,722,440	4,704,528	4,290,000

	49,854	(84,997)	173,888	414,528

Current liabilities
At end of year	3,011,331	2,146,612	3,823,909	2,569,431
At beginning of year	2,146,612	2,417,441	2,569,431	3,248,421

	864,719	(270,829)	1,254,478	(678,990)

Increase (Decrease) in net working capital	(814,865)	185,832	(1,080,590)	1,093,518

See accompanying notes.

	Parent Company		Consolidated

			Periods ended in

	2006	2005	2006	2005

Cash flow from operating activities
Net income for the year	85,524	256,990	85,524	256,990
Adjustment for reconciliation of net income
Deferred income tax	(38,652)	(29,615)	(90,729)	(80,867)
Residual value of permanent asset disposals	30,796	(29,224)	70,223	(13,689)
Net gains from shareholding dilution	(58,151)	(38,140)	(58,151)	(56,780)
Depreciation and amortization	399,922	456,186	547,943	625,281
Interest and monetary variations, net of payments	136,138	12,091	375,519	153,071
Equity results	(27,436)	(47,576)	53,197	16,190
Provision for contingencies	89,562	44,234	94,010	51,855
Provision for property and equipment write-offs and losses	6,535		12,685
Provision for goodwill amortization	-		268,886
Minority interest	-	-	(358,972)	(64,184)

(Increase) decrease in assets
Accounts receivable	(90,449)	(200,823)	(226,079)	19,971
Advances to suppliers and employees	4,182	(3,873)	3,755	(3,767)
Inventories	(104,040)	(25,677)	(116,677)	(25,638)
Recoverable taxes	24,098	47,027	13,065	49,845
Other assets	2,614	190,192	(14,794)	55.503
Related parties	185,478	(355,915)	(39,079)	(3,627)
Judicial deposits	11,232	(7,632)	5,159	(30,919)

Increase (decrease) in liabilities
Suppliers	353,747	94,615	373,034	108,785
Payroll and related charges	17,372	8,352	15,371	7,382
Income and social contribution taxes payable	(152,232)	(31,289)	(165,468)	(30,163)
Other accounts payable	55,673	12,175	89,133	28,242

Net cash generated in operating
Activities	931,913	352,098	937,555	1,063,481

	Parent Company		Consolidated

			Periods ended in
	2006	2005	2006	2005

Cash flow from investing activities
Net cash in subsidiaries merger	1,090	-	-	-
Receipt of amortization of PAFIDC quotas	28,509	-	-	-
Increase in investments	(1,732)	-	(4,107)	-
Acquisition of property and equipment	(756,649)	(715,673)	(827,665)	(878,047)
Increase in deferred assets	(28,512)	(64,174)	(28,640)	(64,295)
Increase in intangible assets	(3,807)	(11,210)	(1,322)	(31,798)
Capital increase in subsidiaries	-	-	(70,444)	-
Sale of property and equipment	13,790	1,032,047	13,790	1,036,301

Net cash flow generated (used) in

investing activities	(747,311)	240,990	(918,388)	62,161

Cash flow from financing activities
Capital increase	7,212	6,445	7,212	6,445
Capital reserve increase	37	-	37	-
Financings
Funding and refinancing	81,967	289,666	199,549	899,814
Payments	(413,743)	(829,086)	(593,238)	(1,411,474)
Payment of dividends	(62,053)	(89,059)	(62,053)	(89,059)

Net cash used in financing activities	(386,580)	(622,034)	(448,493)	(594,274)

Net increase (decrease) in cash, banks and
marketable securities	(201,978)	(28,946)	(429,326)	531,367

Cash, banks and marketable securities at end of year	528,654	730,632	1,281,511	1,710,837
Cash, banks and marketable securities at beginning of year	730,632	759,578	1,710,837	1,179,470

Changes in cash, banks and marketable securities	(201,978)	(28,946)	(429,326)	531,367

Cash flow suplemental information
Interest paid on loans and financings	112,018	418,187	113,568	547,343

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

STATEMENTS OF ADDED VALUE
Years ended December 31, 2006 and 2005
(In thousands of reais)

	Parent Company				Consolidated

							Periods ended at
	2006	%	2005	%	2006	%	2005	%

Revenues
Sales of goods	11,905,981		11,339,629		16,460,296		16,120,963
Credit write-offs	(14,835)		(29,156)		(15,622)		(36,888)
Non-operating	(17,008)		35,799		(323,229)		32,131

	11,874,138		11,346,272		16,121,445		16,116,206
Inputs acquired from third
parties
Cost of goods
sold	(8,617,840)		(8,095,872)		(11,946,357)		(11,508,064)
Materials, energy, outsourced
services and others	(862,229)		(758,955)		(1,238,972)		(1,186,831)

Gross added value	2,394,069		2,491,445		2,936,116		3,421,311

Retentions
Depreciation and amortization	(408,721)		(459,691)		(559,592)		(630,283)

Net added value
produced by the Company	1,985,348		2,031,754		2,376,524		2,791,028

Received in transfer
Equity results	27,436		47,576		(53,197)
Minority interest	-		-		358,972		64,184
Financial income	271,664		365,490		382,761		446,722

Total added value to be
distributed	2,284,448	100.0	2,444,820	100.1	3,065,060	100.0	3,285,744	100.0

Distribution of added
value
Personnel and related charges	(936,629)	41.0	(864,785)	35.4	(1,259,446)	41.1	(1,221,736)	37.2
Taxes, fees and
contributions	(580,873)	25.4	(640,899)	26.2	(728,459)	23.8	(819,878)	25.0
Interest and rents	(681,422)	29.8	(682,146)	27.9	(991,631)	32.3	(987,140)	30.0
Dividends	(20,312)	0.9	(62,053)	2.5	(20,312)	0.6	(62,053)	1.9

Profit retention	65,212	2.9	194,937	8.1	65,212	2.2	194,937	5.9

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2006 and 2005
(in thousands of reais)

1. Operations

Companhia Brasileira de Distribuição ("Company" or “CBD”) operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pão de Açúcar", "Extra", "Barateiro", "Comprebem", "Extra Eletro", “Sendas” and “Extra Perto”. At December 31, 2006, the Company had 549 stores in operation (556 stores - December 31, 2005), of which 396 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 45 by Sé Supermercados Ltda. ("Sé"), and 102 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora").

a) Sendas Distribuidora

Sendas Distribuidora operations began at February 1,2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. The Company is performing a restructuring process, with a view to improving its operational results (Note 11 (i)).

b) Partnership with Itaú

At July 27, 2004, a Memorandum of Understanding was signed between Banco Itaú Holding Financeira S.A. ("Itaú") and the Company with the objective of setting up Financeira Itaú CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items to CBD customers on an exclusive basis (see Note 9 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participações S.A. (“Miravalles”).

c) Casino joint venture agreement

At May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participações S.A. (“Vieri”), which became the parent company of CBD, whose control is shared by both group of shareholders.

At December 4, 2006, the merger of Vieri’s shareholders’ equity, composed of investment in CBD and respective goodwill was concluded, bringing benefits to CBD. This merger operation was approved at the General Meeting held at December 20, 2006. Due to the merger, the Company cancelled shares issued thereby owned by Vieri and consequently issued, in equal number, Company’s new common shares, all non-par, registered shares on behalf of Wilkes Participações S.A. (“Wilkes”), sole Vieri’s shareholder at the time of merger. Wilkes was incorporated to operate as Grupo Pão de Açúcar’s holding company.

The accounting records of merger process maintained for corporate and tax purposes show specific accounts related to goodwill, provision, respective amortization and reversal of provision established and tax credit (Note 17 (b) (ii)).

2. Basis of Preparation and Presentation of the Financial Statements

The individual and consolidated financial statements are presented in thousands of reais, unless otherwise indicated and was prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Accountants (IBRACON).

The conclusion of the preparation of these financial statements was authorized at the board of executive officers Meeting, held at March 12, 2007.

In view of the implementation of guidelines established by IBRACON for presentation and disclosure of financial statements defined in Accounting Standards and Procedures (“NPC”) 27 issued at October 3, 2005, some items of the balance sheet for the year ended December 31, 2005 were reclassified in order to comply with these guidelines and allow the comparison.

With the purpose of providing additional information, the following is presented: (a) statement of cash flow, prepared in accordance with NPC 20/99 issued by IBRACON and (b) statement of added value, in accordance with Resolution of Accounting Federal Council – CFC 1,010 as of January 21, 2005.

Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, among which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

Significant accounting practices and consolidation criteria adopted by the Company are shown below:

a) Cash and cash equivalents

Cash and cash equivalents include the cash and checking account balances.

b) Marketable securities

Securities are recorded at cost, accrued of earnings verified up to the balance sheet date and not exceeding the market value. The marketable securities are redeemable within 90 days as from the balance sheet date.

c) Accounts receivable

Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by Management to be sufficient to meet probable future losses related to uncollectible accounts. The setting up of provision is mainly based on the historic average of losses, in addition to specific accounts receivable deemed as uncollectible.

Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

The Company carries out securitization operations of its accounts receivable with a special purpose entity, over which it has shared control, the PAFIDC (Pão de Açúcar Fundo de Investimento em Direitos Creditórios) .

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

d) Inventories

Inventories are carried at the lower of cost or market value, whichever is the shorter. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

e) Other current and noncurrent assets

Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

f) Investments

Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

g) Property and equipment

These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, deducted from the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, in case of leasehold improvements, whichever is shorter.

Interest and financial charges on loans and financing obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company’s and its subsidiaries’ stores in conformity with CVM Deliberation 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

Expenditures for repairs and maintenance that do not significantly extend the useful lives of related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are added to the property and equipment value.

h) Intangible assets

Intangible assets include premium derived from the acquisition of companies and amounts related to acquisition of commercial rights and outlets. These amounts are supported by appraisal reports issued by independent experts, based on the expectation of future profitability, and are amortized in accordance with projected profitability over a maximum period of ten years.

i) Deferred charges

The expenditures related to the implementation of projects and development of new products and business models we recorded based on feasibility studies and are amortized for a term not exceeding 5 years.

j) Other current and noncurrent liabilities

These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

k) Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value, whichever is the shorter.

l) Taxation

Revenues from sales and services are subject to taxation by State Value-Added Tax - ICMS, Services Tax - ISS, Social Contribution Tax on Gross Revenue for Social Integration Program - PIS and Social Contribution Tax on Gross Revenue for Social Security Financing – COFINS at rates prevailing in each region and are presented as sales deductions in the statement of income.

The credits derived from non-cumulative PIS and COFINS are shown deducted from cost of goods sold in the statement of income. The debits derived from financial income and credits derived from financial expenses are shown deducted in these proper items of the statement of income.

The advances or amounts subject to offsetting are shown in the current and noncurrent assets, in accordance with the estimate for their realization.

The taxation on income comprises the income and social contribution taxes, which are calculated based on taxable income (adjusted income), at rates applicable according to the prevailing laws – 15%, accrued of 10% over the amount exceeding R$240 yearly for income tax and 9% for social contribution tax.

Deferred and income and social contribution tax assets were recorded under the item Deferred income and social contribution taxes from tax losses, negative basis of social contribution and temporary differences, taking into account the prevailing rates of said taxes, pursuant to the provisions of CVM Deliberation 273, as of August 20, 1998 CVM Ruling 371, as of June 27, 2002, and taking into account the history of profitability and the expectation of generating future taxable income based on a technical feasibility study, approved by the Board of Directors.

m) Provision for contingencies

Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

As per CVM Deliberation 489/05, the Company adopted the concepts established in NPC 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigation and contingencies (Note 16).

n) Revenues and expenses

Revenues from sales are recognized when customer receives/withdraws the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Costs of goods include stock and handling costs in the warehouses.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

o) Earnings per share

The calculation was made based on the number of outstanding shares at the balance sheet date as if net income of the year was fully distributed. Earnings may be distributed, used for capital increase purposes, or to compose the profit reserve for expansion, based on capital budget.

p) Allocation of net income

The financial statements reflect the Board of Directors’ proposal to allocate the net income for the year in the assumption of its approval by the Annual General Meeting.

q) Consolidated Financial Statements

The consolidated financial statements was prepared in conformity with the consolidation principles prescribed by the Brazilian Corporate Law and CVM Ruling 247, and include the financial statements of the Company and its subsidiaries Novasoc, Sé, Sendas Distribuidora, PAFIDC, Auto Posto MFP Ltda. (“Auto Posto MFP”), Auto Posto Sigua Ltda. (“Auto Posto Sigua”), PA Publicidade Ltda. (“PA Publicidade”), Lourenção & Cia. Ltda. (“Lourenção”) and Versalhes Comércio de Produtos Eletroeletrônicos Ltda. ("Versalhes"). The direct or indirect subsidiaries, included in the consolidation, and the percentage of parent company’s interest comprise:

	Interest % in

	2006	2005

Novasoc	10.00	10.00
Sé	91.92	91.92
Sendas Distribuidora	42.57	42.57
PAFIDC	19.40	19.40
Versalhes	90.00	90.00
PA Publicidade	99.99	-
Auto Posto MFP	99.99	99.99
Auto Posto Sigua	99.99	99.99
Lourenção	99.99	-

Although the Company’s interest in Novasoc is represented by 10% of Novasoc’s quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income does not need to be proportional to the quotas of interest held in the company.

The subsidiary Sendas Distribuidora was fully consolidated, in accordance with the shareholders’ agreement, which establishes the operating and administrative management by CBD.

The proportional investment of the Parent Company in the income of the investee, the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the consolidated financial statements.

3. Marketable Securities

The marketable securities at December 31, 2006 and 2005 earn interest mainly at the Interbank

Deposit Certificate (CDI) rate.

4. Trade Accounts Receivable

a) Breakdown

	Parent Company		Consolidated

	2006	2005	2006	2005

Current
Resulting from sales through:
Credit card companies	222,182	213,333	299,272	283,800
Customer credit financing	28	5,455	30	6,044
Sales vouchers and others	49,437	38,513	63,422	51,288
Credit sales with post-dated checks	19,921	43,061	28,699	59,996
Accounts receivable- subsidiaries	134,121	139,817	-	-
Allowance for doubtful accounts	(12,329)	(3,785)	(12,597)	(4,736)
Resulting from Commercial Agreements	342.999	228,026	397,098	263,556

	756,359	664,420	775,924	659,948

Accounts receivable - PAFIDC	-	-	845,668	758,070
Allowance for doubtful accounts	-	-	-	(1,292)
	-	-	845,668	756,778

	756,359	664,420	1,621,592	1,416,726

Noncurrent
Trade accounts receivable - Paes Mendonça	-	-	334,247	293,529

	-	-	334,247	293,529

Customer credit financing accrues pre-fixed interest from 2.92% to 4.99% (from 2.99% up to 4.99% in 2005), and with payment terms of up to 24 months. Credit card sales are receivable from the credit card companies in installments not exceeding 12 months. Credits sales settled with post-dated checks bear interest of up to 6.5% per month (6.5% in 2005) for settlement in up to 90 days. Credit sales are recorded net of unearned interest income.

Accounts receivable from subsidiaries relate to sales of merchandise by the Company, to supply the subsidiaries’ stores. Sales of merchandise by the Company’s warehouses to subsidiaries were substantially carried out at cost.

b) Accounts Receivable - PAFIDC

The Company carries out securitization operations of its credit rights, represented by customer credit financing, credit sales with post-dated checks and credit card company receivables, to PAFIDC.

4. Trade Accounts Receivable (Continued)

b) Accounts Receivable – PAFIDC (Continued)

The volume of operations was R$7,299,680 in 2006 (R$6,750,149 in 2005), in which the responsibility for services rendered and subordinated interests was retained. The securitization costs of such receivables amounted to R$ 139,485 and R$99,364, recognized as financial expenses in income for 2006 and 2005, respectively. Services rendered, which are not remunerated, include credit analysis and the assistance by the collection department to the fund’s manager.

The outstanding balance of these receivables at December 31, 2006 and 2005 was R$845,668 and R$756,778, respectively, net of allowance.

c) Accounts receivable – Paes Mendonça

Accounts receivable - Paes Mendonça - relate to credits deriving from the payment of liabilities performed by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by Commercial Rights of certain stores currently operated by CBD. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

d) Accounts receivable under commercial agreements

Accounts receivable under commercial agreements result from current transactions carried out between the Company and its suppliers, having the volume of purchases as benchmark.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is based on average actual losses in previous periods complemented by Management's estimates of probable future losses on outstanding receivables:

	Parent Company		Consolidated

	2006	2005	2006	2005

Resulting from:
Customer credit financing	-	(1,967)	-	(2,110)
Credit sales with post-dated checks	(101)	(253)	(106)	(481)
Corporate sales	(12,120)	(1,289)	(12,319)	(1,538)
Other acccounts receivable	(108)	(276)	(172)	(607)

	(12,329)	(3,785)	(12,597)	(4,736)

Accounts receivable – PAFIDC	-	-	-	(1,292)

	(12,329)	(3,785)	(12,597)	(6,028)

5. Inventories

	Parent Company		Consolidated

	2006	2005	2006	2005

Stores	594,592	520,586	817,501	741,255
Warehouses	349,555	315,335	414,462	374,031

	944,147	835,921	1,231,963	1,115,286

Inventories are stated, net of provisions for shortage of inventories and obsolescence.

6. Recoverable Taxes

The balances of taxes recoverable at December 31, 2006 and 2005 refer basically to credits from IRRF (Withholding Income Tax), PIS (Social Contribution Tax on Gross Revenue for Social Integration Program), COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) and ICMS (State Value-Added Tax):

	Parent Company		Consolidated

	2006	2005	2006	2005

Current
Income tax and tax on sales	256,306	244,471	378,849	257,121
Others	-	13,268	-	13,268

	256,306	257,739	378,849	270,389
Noncurrent
Taxes on sales	94,459	108,310	95,970	205,847

	94,459	108,310	95,970	205,847

Total of taxes recoverable	350,765	366,049	474,819	476,236

7. Pão de Açúcar Receivables Securitization fund - PAFIDC

PAFIDC is a receivables securitization fund formed in compliance with CVM Rulings 356 and 393 for the purpose of acquiring the Company and its subsidiaries’ trade receivables, arising from sales of products and services to their customers through use of credit cards, post-dated checks, sales vouchers and installment purchase booklets.

PAFIDC has a predetermined duration of five years, renewable for an additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas (80.6% in 2005) held by third parties and 19.4% subordinated quotas (19.4% in 2005) held by the Company.

7. Pão de Açúcar Receivables Securitization fund – PAFIDC (Continued)

The net assets of PAFIDC at December 31, 2006 and 2005 are summarized as follows:

	2006	2005

Assets
Available funds	75,689	168,107

Accounts receivable	845,668	758,070
Allowance for doubtful accounts	-	(1,292)

Total assets	921,357	924,885

Liabilities
Accounts payable	193	222
Shareholders’ equity (*)	921,164	924,663

Total liabilities	921,357	924,885

(*) includes (mandatory) redeemable quotas of interest in the amount of R$734,124 on December 31, 2006 (R$738,612 in 2005).

The subordinated quotas were attributed to the Company and are recorded in the noncurrent assets as participation in the securitization fund, the balance of which at December 31, 200631, 2006 was R$164,034 (R$186,051 – December 31, 2005). The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

The series A senior quotas reached benchmark profitability of 103.0% of CDI – Interbank Deposit Certificate, variable interest interbank fee, from first subscription of quotas to February 20,2004, and 105.0% of CDI after such date; the series B senior quotas were remunerated at 101.0% of CDI. The remaining balance of results will be attributed to the subordinated quotas. The series B senior quotaholders will redeem at June 23, 2007 the principal amount of R$71,100 in each redemption, updated by the reference yield, and will redeem the remaining balance of R$167,893 (R$311,241 – December 31, 2005) at the end of the fund’s term. The series A quotaholders will redeem their quotas only at the end of the fund’s term, the amount of which at December 31, 2006 corresponds to R$495,131 (R$427,371 – December 31, 2005) (Note 13).

Subordinated quotas are non-transferable and registered, and were issued in a single series. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund’s term. Once the senior quotas have been remunerated, the subordinated quotas will receive the balance of the fund’s net assets after absorbing any loss on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

The holders of senior quotas have no recourse against the other assets of the Company in the event customers’ default on the amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

The PAFIDC financial statements for the years ended at December 31, 2006 and 2005 were audited by other independent auditors and are consolidated into the Company’s financial statements. In the year ended at December 31, 2006, total assets and net income of this investee represent 7.9% and 39.2%, respectively, in relation to the Company’s consolidated financial statements (8.5% and 10.7% of total assets and net income, respectively, compared to the Company’s consolidated financial statements in the year ended at December, 31, 2005).

8. Balances and Transactions with Related Parties

Balances

Company	Accounts receivable (payable)	Trade commissions receivable (payable)	Intercompany receivable (payable)	Proposed dividends

Pão de Açúcar Industria e Comércio S.A. ("PAIC")	898	-	-	-
Wilkes				(7,946)
Casino Guichard Perrachon ("Casino")	-	-	-	(385)
Península Participações Ltda. ("Península")	12,528	-	-	(478)
Onyx 2006 Participações	-	-	-	(1,906)
Rio Plate Empreendimentos e Participações	-	-	-	(377)
Sendas S.A.	-	-	17,824	-
Novasoc	28,271	4,013	-	-
Sé	49,392	445,708	-	-
Sendas Distribuidora	52,543	(17,743)	90,792	-
Versalhes	(97,936)	12,022	-	-
Auto Posto Sigua	-	267	-	-
Auto Posto MFP	-	795	-	-
Lourenção	(1,137)	-	-	-
FIC	16,626	-	-	-
Others	-	8,580	-	(685)

Balance at 12.31.2006	61,185	453,642	108,616	(11,777)

Balance at 12.31.2005	23,661	737,626	428,224	(32,615)

Transactions held during the year ended at December 31, 2006

Company	Services rendered and rents	Net sales (purchases)	Net financial income	Dividends paid

PAIC	(4,320)	-	-	-
Casino	(6,271)	-	-	8,572
Península	(69)	-	-	1,458
Vieri	-	-	-	16,902
Onyx 2006 Participações	-	-	-	3,561
Rio Plate Empreendimentos e Participações	-	-	-	1,272
Fundo de Invest.Imob.Península	(111,539)	-	-	-
Novasoc	8,919	185,585	-	-
Sé	16,233	431,587	-	-
CIPAL	576	40,706	-	-
Sendas Distribuidora	121,750	248,525	32,237	-
Versalhes	-	(401,088)	-	-
Lourenção	-	(949)	-	-
FIC	31,135
Others	(15,359)	-	-	850

Balance at 31.12.2006	41,055	504,366	32,237	32,615

Balance at 31.12.2005	86,098	734,556	41,727	65,305

8. Balances and Transactions with Related Parties (Continued)

Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Sé, CIPAL, Sendas Distribuidora and Versalhes, by the Company's warehouse and were made at cost; the remaining transactions, described below, are carried out at usual market prices and conditions. The trade commission contracts are subject to an administration fee.

(i) Leases

CBD leases 21 properties from the Diniz Group. Payments under such leases in 2006 totaled R$15,180 (R$14,695 in 2005), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Sendas Distribuidora leases 57 properties from the Sendas Group and 7 properties from CBD. In 2006, the total lease payments amounted to R$29,466 and R$4,989, respectively (R$34,678 and R$4,871 in 2005, respectively), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores. In September 2005, the amount of R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized in 37 installments.

The leases were taken out under terms similar to those that would have been established if they had been taken out with non-related parties.

(ii) Fundo de Investimento Imobiliário Península leases

At October 3, 2005, final agreements were entered into referring to the sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliário Península (Note 10). The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before termination of the lease term, in case of the company be no longer interested in maintaining such leases.

The total amount paid under these leases in 2006 was R$114,943, of which R$111,539 was paid by CBD R$2,951 paid by Novasoc and R$453 paid by Sé (in 2005 – R$29,006, R$28,395 paid by CBD, R$535 paid by Novasoc and R$76 paid by Sé). These amounts include an additional contingent lease based on 2.0% of revenues from stores.

(iii) Right of use of the Goodlight brand

The Company paid the amount of R$179 in 2006 (R$228 in 2005) for the right of use of the Goodlight brand, owned by Mrs. Lucília dos Santos Diniz, minority shareholder of the Company. As from October 1, 2006, the Company will no longer hold the exclusive rights of use of this brand, and there are no encumbrances for the Company foreseen in the agreement for the use of rights of such brand.

(iv) Apportionment of corporate expenses

The corporate services, such as purchases, treasury, accounting, human resources and Shared Services Center (“CSC”) rendered to subsidiaries and affiliated companies are passed on by the cost amount effectively incurred with such services.

8. Balances and Transactions with Related Parties (Continued)

(v) Technical Assistance Agreement with Casino

In CBD Board of Directors’ meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communications, global campaigns and administrative assistance areas. This agreement is effective for 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held at August 16, 2005. In 2006, CBD paid R$6,271 (R$ 2,003 in 2005), in connection with the services provided for in such agreement.

9. Investments

a) Information on investments at December 31, 2006 and 2005

	2006

	Shares/	Holding		Shareholders’	Net income
	quotas of	(direct or	Paid-in	equity (capital	(loss) for the
	interest held	indirect) %	capital	deficiency)	period

Novasoc	1,000	10.00	10	(43,307)	11,285
Sé	1,133,990,699	91.92	1,233,671	1,212,288	16,833
Sendas
Distribuidora	450,001,000	42.57	835,677	23,603	(625,060)
Miravalles	42,250	50.00	260,888	158,502	(105,902)
Nova Saper	36,362	99.99	0	100	-
Versalhes	10,000	90.00	10	(358)	113
Auto Posto MFP	14,999	99.99	15	304	289
Auto Posto Sigua	29,999	99.99	30	(44)	(74)
PA Publicidade	9,999	99.99	10	433	333
Lourenção	1,905,615	99.99	1,906	1,496	(136)

			2005

	Shares/	Holding		Shareholders’	Net income
	quotas of	(direct or	Paid-in	equity (capital	(loss) for the
	interest held	indirect) %	capital	deficiency)	period

Novasoc	1,000	10.00	10	(54,592)	(2,365)
Sé	1,133,990,699	91.92	1,233,671	1,195,455	58,902
Sendas
Distribuidora	450,001,000	42.57	835,677	648,663	(111,759)
Miravalles	30,000	50.00	120,000	124,005	(32,473)
Nova Saper	36,362	99.99	0	100	-
Versalhes	10,000	90.00	10	(471)	(481)
Auto Posto MFP	14,999	99.99	15	15	-
Auto Posto Sigua	29,999	99.99	30	30	-

9. Investments (Continued)

b) Change in investments

	Parent Company								Consolidated

			Sendas	Nova
	Novasoc	Sé	Distribuidora	Saper	Cipal	Lourenção	Others	Total	Total

Balances at December 31, 2004	-	809,737	24,587	101	-	-	59	834,484	78,545

Additions	-	236,845	-	-	-	-	45	236,890	-
Write-offs	-	-	(22,633)	-	-	-	-	(22,633)	-
Equity results	(2,365)	52,281	(1,954)	-	-	-	46	48,008	(16,190)
Transfer to capital deficiency	2,365	-	-	-	-	-	-	2,365	-

Balances at December 31, 2005	-	1,098,863	-	101	-	-	150	1,099,114	62,355

Additions	-	-	-	-	-	1,632	100	1,732	70,444
Equity results	11,285	15,473	-	-	170	(136)	644	27,436	(53,197)
Merger of the subsidiary	-	-	-	-	4,908	-	100	5,008	-
Transfer to net assets	-	-	-		(5,078)	-	-	(5,078)	-
Transfer to capital deficiency	(11,285)	-	-	-	-	-	(57)	(11,342)	-

Balances at December 31, 2006	-	1,114,336	-	101	-	1,496	937	1,116,870	79,557

9. Investments (Continued)

b) Change in investments (Continued)

(i) Novasoc: Novasoc has, currently, 16 lease agreements with Paes Mendonça with a five-year term, which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonça cannot sell their shares without prior and express consent of Novasoc. Paes Mendonça is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities. The payments of annual leases by operating lease amounted to R$8,919 in 2006 (R$8,707 in 2005), including an additional contingent lease based on 0.5% to 2.5% of revenues from stores.

Under Novasoc bylaws, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members’ decision, the Company holds 99.98% of Novasoc’s results as from 2000.

At December 31, 2006, the subsidiary Novasoc recorded capital deficiency. With a view to the future operating continuity and economic feasibility of such subsidiary, assured by the parent company, the Company recorded R$43,307 (R$54,592 in 2005), under “Provision for capital deficiency” to recognize its obligations before creditors.

(ii) Sé – Sé holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9 (d))

(iii) Mergers and acquisitions

At October 20, 2006 the Company acquired all the quotas of the company Lourenção, headquartered in the city of Brotas, state of São Paulo, by the amount of R$4,117, merging 1 new store into its operational assets.

9. Investments (Continued)

c) Investment agreement – CBD and Sendas

In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and obligations, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, by means of the association of operating activities of both networks in the state of Rio de Janeiro. CBD’s indirect interest in Sendas Distribuidora at December 31, 2006 corresponded to 42.57% of total capital. It is incumbent upon CBD’s Board of Executive Officers to conduct the operating and administrative management of Sendas Distribuidora, in addition to its prevailing decision when electing or removing executive officers.

Pursuant to its Shareholders’ Agreement, Sendas S.A. may at any time as from February 1, 2007 exercise the right to barter its paid-in shares or a portion thereof, for preferred shares of CBD. At December 31, 2006, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid-in and 18.92% to be paid-in.

Should Sendas S.A. exercise such right to barter, CBD will comply with the obligation, by means of one of the following:

i. To conduct the share barter trade for the value of transfer (*);

ii. To purchase the shares on which the barter rights have been exercised in cash, for the value of transfer (*);

iii. To adopt any corporate procedure (CBD capital increase, merger of shares as per article 252 of the Corporate Law, or any other);

(*) Value of transfer will be the value of the paid-in shares (23.65% at December 31, 2006 and 2005), which must the higher between the two options below, limited to CBD’s market value:

  Price of shares calculated based on the company’s valuation to be calculated by acknowledged investment bank;
  Price of shares calculated based on the company’s valuation, equivalent to forty per cent (40%) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

CBD’s Preferred shares, issued to meet the barter, only may be sold according to the following dates:

  Between February 1, 2007 and January 31, 2010: one third (1/3) of CBD preferred shares;

  Between February 1, 2010 and January 31, 2013: one third (1/3) of CBD preferred shares; and

  As from February 1, 2013: the remaining CBD preferred shares still held by Sendas S.A.

At September 16, 2005, Sendas S.A. and CBD and its subsidiaries entered into the 2nd Addendum and Ratification of Shareholders’ Agreement of Sendas Distribuidora, which resolved on:

  The adoption of new proportionality when appointing Board of Directors members, being CBD then entitled to appoint 7 out of the 13 members to be elected;
  Restrict the veto right of Sendas S.A. only as to the amendment to the purpose of the Company;

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

• The postponement of the additional term ("second term") of payment of class A preferred shares not paid-in by Sendas S.A., for a period to end at February 28, 2014. During this second term, the payment only may be made in cash, especially by means of utilization of dividends paid by the Company to Sendas S.A. After such term, should payment do not occur, such shares will be cancelled.

At October 19, 2006, Sendas S.A. manifested in writing to CBD the wish to exercise the “put” option, pursuant to Clause 6.7 of Sendas Distribuidora Shareholders’ Agreement, related to the transfer of equity control. CBD, understanding that a sale of control was not held, sent a counter-notice to Sendas S.A.

At October 31, 2006, CBD was notified by the Câmara de Conciliação e Arbitragem da Fundação Getulio Vargas – FGV (Chamber of Conciliation and Arbitration of the Getulio Vargas Foundation) that Sendas S.A. has filed an appeal and brought the matter to arbitration, authority expected to discuss such matter.

At January 5, 2007, Sendas S.A. notified CBD, expressing the exercise of right to swap the totality of paid-up shares owned thereby with preferred shares of CBD’s capital stock, provided for in Clause 6.9.1 of Shareholders’ Agreement of Sendas Distribuidora, subjecting the effectiveness of swap to the award of arbitration mentioned above not to acknowledge the “put” exercise right on the part of Sendas.

At March 13, 2007, CBD and Sendas entered into an Arbitration Commitment, commencing the arbitration proceeding.

(i) CADE (Administrative Council for Economic Defense)

On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the state of Rio de Janeiro. This agreement establishes conditions to be observed until the final decision on the association process, such as: a) the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility; b) maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains; c) non-reduction of the term of current lease agreements.

Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

(ii) Capital subscription by the AIG Group

At November 30, 2004, shareholders of Sendas Distribuidora and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$135,675 in Sendas Distribuidora, by means of subscription and payment of 157,082,802 class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

After this operation, the Company, through its subsidiary Sé, now holds 42.57% of the

9. Investments (Continued)

c) Investment agreement – CBD and Sendas (Continued)

(ii) Capital subscription by the AIG Group (Continued)

Sendas Distribuidora total capital.

According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the intention is allowing the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora’s shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

The exit of AIG from Sendas Distribuidora is defined based on the “Exit Price”, the calculation is based on the Earnings Before Interest, Tax, Depreciation and Amortization - EBITDA, EBITDA multiple and the net financial indebtedness of Sendas Distribuidora. This “exit price” will give AIG the right to purchase CBD preferred shares according the criteria below:

  Should the “exit price” be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the “exit price” divided by the CBD preferred share market value;

  Should the “exit price” exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the “exit price” and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

At December 31, 2006, total AIG shareholding represented a credit of R$151,157 (R$97,212 – December 31, 2005), which, converted to the average quotation of the last week of December 2006 of CBD shares in the São Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 2,181,516,928 shares (1,328,390,000 shares - December 31, 2005) of the Company (1% of its capital).

d) Investment agreement – CBD and Itaú

Miravalles, a company set up in July 2004 and owner of exploitation rights of the Company´s financial activities, received funds from Itaú related to capital subscription, which then started to hold 50% of such company. Also in 2004, Miravalles set up Financeira Itaú CBD S.A. – FIC, with capital stock of R$150,000. It is a company which operates in structuring and commercialization of financial products and services exclusively to CBD customers.

9. Investments (Continued)

d) Investment agreement – CBD and Itaú (Continued)

At December 22, 2005, an amendment to the partnership agreement between CBD, Itaú and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are not longer tied, and fines for noncompliance of said goals were set out. In 2006, the Company recognized the remaining amount of R$58,151 (R$38,140 in 2005) under non-operating results, due to the fulfillment of certain performance goals during the year.

This partnership is effective for 20 years, and may be extended for an indeterminate term. The operational management of FIC is under the responsibility of Itaú.

The Miravalles’ financial statements for the years ended at December 31, 2006 and 2005 were audited by other independent auditors. In the year ended at December 31, 2006, total assets and net result of operations of said investee represent 8.5% and (62.2)% respectively, in relation to the Company’s consolidated financial statements (0.6% and 6.3% of total assets and net income, respectively, when compared to the Company’s consolidated financial statements in the year ended at December 31, 2005.

10. Property and Equipment

	Annual depreciation		Parent Company				Consolidated

	rates		2006			2005	2006			2005

		Weighted		Accumulated				Accumulated
	Nominal	average	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net

Land			552,928	-	552,928	402,289	594,585	-	594,585	440,850
Buildings	3.33	3.33	2,051,714	(392,534)	1,659,180	1,482,597	2,134,831	(406,579)	1,728,252	1,553,401
Leasehold improvements	*	6.9	1,217,197	(446,054)	771,143	611,098	1,757,599	(643,469)	1,114,130	989,372
Equipment	10 a 33	16.6	801,292	(462,834)	338,458	338,440	996,800	(553,921)	442,879	462,664
Installations	20 a 25	20.0	393,300	(308,007)	85,293	81,101	528,526	(391,132)	137,394	139,309
Furniture and fixtures	10	10	181,191	(77,160)	104,031	100,613	268,182	(105,081)	163,101	165,287
Vehicles	20	20	20,328	(12,782)	7,546	1,265	21,062	(13,105)	7,957	1,408
Construction in progress	-	-	35,627	-	35,627	99,240	37,115	-	37,115	106,170
Other	10	10	33,482	(17,873)	15,609	3,253	33,518	(17,891)	15,627	3,253

			5,287,059	(1,717,244)	3,569,815	3,119,896	6,372,218	(2,131,178)	4,241,040	3,861,714

Annual average depreciation rate -
%					5.38	6.60			5.92	7.32

* Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements, whichever is shorter.

10. Property and Equipment (Continued)

At October 3, 2005, the Company concluded the sale of 60 properties (28 Extra hypermarkets and 32 Pão de Açúcar supermarkets), the book residual value of which was R$1,000,834 (Company) and R$1,017,575 (Consolidated), to the Fundo Península, and the Company received the amount of R$1,029,000. The result of R$11,425 from the sale of properties was recorded as non-operating result. The properties sold were leased to the Company for a twenty-year term, and may be renewed for another two consecutive periods of 10 years each (Note 8(ii)). On account of such sale, the Company paid upon the execution of stores leasing agreements, the amount of R$25,517 corresponding to the fee of adhesion to the long-term agreements, recorded in deferred charges and it is being amortized for the effectiveness period of the leasing agreements.

a) Additions to property and equipment

	Parent Company		Consolidated

		Period ended at

	2006	2005	2006	2005

Additions	738,073	685,702	806,564	842,308
Capitalized interest	48,108	41,466	50,632	46,210

	786,181	727,168	857,196	888,518

Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in equipment and information technology.

The Company engaged specialized consultants, who during the period between April and October 2006, carried out the physical inventory of assets classified as equipment, furniture and fixtures, as well as leasehold improvements in all the facilities of the group’s companies. In addition, the Company set up a provision for the realization of assets referring to the leasehold improvements. The differences identified at the end of physical inventory and the provision for realization, which amounted to R$24,045, were recorded in contra account to results of respective companies under the non-operating expense item.

11. Intangible Assets

	Parent Company	Subsidiaries	Consolidated

Balance at December 31, 2004	656,962	555,805	1,212,767

Additions	11,210	20,588	31.798
Transfer from property and equipment	-	(8,525)	(8.525)
Transfer from investments	-	18,639	18.639
Amortization	(115,832)	(41,478)	(157.310)
Write-off	(13,868)	-	(13.868)

Balance at December 31, 2005	538,472	545,029	1,083,501

Additions	3,687	-	3.687
Addition by merger	1,228	(1,228)	-
Amortization	(114,516)	(57,792)	(172.308)
Provision for goodwill reduction (i)	-	(268,886)	(268.886)
Write-off	(15,049)	-	(15.049)

Balance on December 31, 2006	413,822	217,123	630,945

Upon the acquisition of subsidiaries, the amounts originally recorded under investments – as goodwill based mainly on expected future profitability –, were transferred to intangible assets, and will be amortized over periods consistent with the earnings projections on which they were originally based, limited for 10 years.

11. Intangible Assets (Continued)

(i) Provision for goodwill reduction – Sendas Distribuidora S.A.

The Company reviewed the economic and financial assumptions sustaining the future realization of goodwill of its subsidiary company Sendas Distribuidora. Based on this review, we concluded the need of provision for partial reduction of goodwill, the net effect of which on the consolidated was R$268,886, recorded under the non-operating result item (Note 22). The deferred tax credits were fully provisioned (Note 17 (b)).

12. Deferred Charges

	Parent Company	Subsidiaries	Consolidated

Balance at December 31, 2004	25,198	16,285	41,483

Additions	64,190	105	64,295
Amortization	(28,189)	(15,898)	(44,087)

Balance at December 31, 2005	61,199	492	61,691
Additions	28,512	128	28,640
Transfer to property and equipment	(2,905)	3	(2,902)
Amortization	(10,743)	(405)	(11,148)

Balance at December 31, 2006	76,063	218	76,281

Regarding expenses with specialized consulting fees, incurred during the development and implementation of strategic projects, we point out:

  Categories management;
  Maximum efficiency in supermarket stores;
  Implementation of CSC;
  Implementation of procurement center of materials and indirect services.

The pre-operational expenditures are also represented by costs incurred in the development of new products by means of creation of Brand TAEQ, which aims at serving the “well-being” segment and a new business model – convenience retail or neighborhood supermarket – “Extra Perto”.

13. Loans and Financing

		Parent Company		Consolidated

	Annual financial charges	2006	2005	2006	2005

Short-term
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	89,571	128,693	89,571	128,693

Working capital (i)	TJLP + 1.7 to 3.5% of the CDI	7,542	352	7,542	352

Working capital (i)	Weighted average rate of 104.0% of CDI
	(104% in 2005)	-	-	22,752	146

PAFIDC Quotas (iii)	Senior B - 101% of CDI	-	-	71,100	-

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	exchange variation + 3.5 to 4.1%	15,069	21,051	15,069	21,051

Working capital (i)	Weighted average rate 103.4%
	of CDI (103.3% in 2005)	390,420	214,456	651,231	257,234

Imports	US dollar exchange variation	8,719	11,314	14,056	15,138

		511,321	375,866	871,321	422,614

Long-term
In local currency
BNDES (ii)	TJLP + 1 to 4.1%	113,524	198,730	113,524	198,730

Working capital (i)	TJLP + 1.7 to 3.5%	6,401	62	6,401	62

PAFIDC Quotas (iii)	Senior A - 105% of CDI (103.0% 2005)	-	-	495,131	427,371
	Senior B - 101% of CDI (101.0% 2005)	-	-	167,893	311,241

In foreign currency -	with swap for Brazilian reais
BNDES (ii)	exchange variation + 3.5 to 4.1%	19,672	37,804	19,672	37,804

Working capital (i)	Weighted average rate 103.9%
	of CDI (103.8% in 2005)	-	313,465	579,531	977,242

		139,597	550,061	1,382,152	1,952,450

13. Loans and Financing (Continued)

The Company uses swaps operations to switch obligations from fixed interest rate in U.S. dollar to Brazilian real related to CDI (floating) interest rate. The Company entered, contemporaneously with the same counterparty, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

The annualized CDI benchmark rate at December 31, 2006 was 15.0% (18.0% at 12/31/2005).

(i) Working capital financing

Obtained from local banks and part of it is used to fund customer credit (the remaining balance not granted to PAFIDC), or originated from needs of financing of CBD growth. This is made without guarantees, but endorsed by CBD in case of Sendas Distribuidora.

(ii) BNDES credit line

The line of credit agreements, denominated in reais, with the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the indexation based on TJLP rate (long-term rate), plus annual interest rates, or are denominated based on a basket of foreign currencies to reflect the BNDES’ funding portfolio, plus annual interest rates. Financing is paid in monthly installments after a grace period, as mentioned below.

The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, calculated on the consolidated balance sheet, in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of the agreements.

				At December 31

Contract date	Annual financial charges	Grace period in months	Number of monthly installments	Maturity	2006	2005

January 13, 2000	TJLP + 3.5%	12	72	January 2007	885	11,300
November 10, 2000	TJLP + 1 to 3.5%	20	60	May 2007	18,849	62,959
November 10, 2000	Basket of currencies + 3.5%	20	60	July 2007	4,154	12,324
November 14, 2000	TJLP + 2.0%	20	60	June 2007	1,358	4,002
April 16, 2001	TJLP + 3.5%	-	60	April 2006	-	1,870
April 16, 2001	Basket of currencies + 3.5%	-	60	April 2006	-	477
March 12, 2002	Basket of currencies + 3.5%	12	48	March 2007	161	883
April 25, 2002	TJLP + 3.5%	6	60	October 2007	8,521	18,425
April 25, 2002	Basket of currencies + 3.5%	6	60	October 2007	1,179	2,832
November 11, 2003	Basket of currencies + 4.125%	14	60	January 2010	29,246	42,339
November 11, 2003	TJLP + 4.125%	12	60	November 2009	163,604	215,834
November 11, 2003	TJLP + 1.0%	12	60	November 2009	9,879	13,033

					237,836	386,278

13. Loans and Financing (Continued)

In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2006 and 2005, R$4,732 and R$10,684, respectively, were added to the principal.

(iii) Redeemable PAFIDC quotas of interest

As per Official Memorandum CVM/SNC/SEP 01/2006, the Company reclassified the amounts under the caption “Redeemable PAFIDC quotas of interest”, due to their characteristics, to the “Loans and financing” group of accounts (Note 7).

Characteristics of the PAFIDC quotas of interest:

Types of quotas	Number	Yield	Redemption date

Senior A	5,826	105% of CDI	7/4/2008
Senior B	4,300	101% of CDI	7/4/2008

(iv) Maturities – long-term

	2006

	Parent Company	Consolidated

2008	75,073	441,903
2009	63,737	727,333
2010	787	212,916

	139,597	1,382,152

14. Debentures

a) Breakdown of outstanding debentures:

			Annual financial charges	2006	2005
	Type	Outstanding Securities

5th issue - 1st series	Floating	40,149	CDI + 0.95%	414,761	419,469

Total				414,761	419,469

Noncurrent liabilities				-	(401,490)

Current liabilities				414,761	17,979

14. Debentures (Continued)

b) Debenture operation:

	Number of debentures	Value

At December 31, 2004	150,607	593,969
Amortization of principal - Sendas first series	(10,550)	(131,746)
Amortization of principal – fourth issue	(99,908)	(43,466)
Net interest from payments	-	712

At December 31, 2005	40,149	419,469

Net interest from payments	-	(4,708)

At December 31, 2006	40,149	414,761

c) Additional information

  The fourth issue debentures, single series, in the amount of R$47,063 were paid in the third quarter of 2005.
  Sendas debentures – first series, in the amount of R$139,499 were paid in the first quarter of 2005.

Fifth issue – at October 4, 2002, shareholders approved the issue and public placement limited to R$600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning at April 1, 2005 and ending at October 1, 2007. The debentures will not be subject to renegotiation until maturity at October 1, 2007. The Company is in compliance with debt covenants provided for in the 5th issue, calculated over the consolidated balance sheet, in accordance with the accounting practices adopted in Brazil: (i) net debt (debt less cash and cash equivalents and accounts receivable) not higher than the balance of shareholders’ equity; (ii) maintenance of a ratio between net debt and EBITDA (Note 23), less than or equal to 4.

15. Taxes and Social Contribution Payable

These are composed of the following:

	Parent Company		Consolidated

	2006	2005	2006	2005
Taxes and social contribution payable
Taxes paid in installments	50,288	46,245	52,553	48,230
Pis and Cofins payable	3,287	16,072	6,583	25,014
Provision for Income Tax and Social Contribution	27	12,094	9,539	16,509

	53,602	74,411	68,675	89,753

The Company waived certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10,680/2003. These installment payments are subject to the Long-Term Interest Rate – TJLP and may be payable in up to 120 months.

The amounts payable in installments were as follows:

	Parent Company		Consolidated

	2006	2005	2006	2005

Current
I.N.S.S.	35,668	33,475	35,799	33,598
PAES	14,620	12,770	16,754	14,632

	50,288	46,245	52,553	48,230

Noncurrent
I.N.S.S.	196,172	217,583	196,895	218,388
PAES	51,991	82,980	64,206	95,083

	248,163	300,563	261,101	313,471

16. Provision for Contingencies

Provision for contingencies is estimated by management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company’s legal counsel, as shown below:

		Parent Company

			Reversals/	Monetary Restatement
	2005	Additions	Payments		2006

Tax claims:
COFINS and PIS	873,285	26,737	-	75,979	976,001
Other	6,741	26,159	(20,913)	3,878	15,865
Labor	42,419	12,922	(23,407)	8,354	40,288
Civil and other	88,594	23,744	(2,126)	10,862	121,074

Total	1,011,039	89,562	(46,446)	99,073	1,153,228

		Consolidated

			Reversals/	Monetary Restatement
	2005	Additions	Payments		2006

Tax claims:
COFINS and PIS	921,963	19,577	(9,862)	79,642	1,011,320
Other	9,013	27,876	(23,765)	3,970	17,094
Labor	44,567	15,766	(26,367)	8,742	42,708
Civil and other	101,368	30,791	(6,372)	12,554	138,341

Total	1,076,911	94,010	(66,366)	104,908	1,209,463

16. Provision for Contingencies (Continued)

a) Taxes

Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate), (14.9% in 2006 and 19.1% in 2005) and are subject, when applicable, to fines. In all cases, both interest charges and fines, when applicable, have been computed with respect to unpaid amounts and are fully accrued.

COFINS and PIS

In 1999, the rate for COFINS increased from 2% to 3%, and the tax base of both COFINS and PIS was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions of COFINS and the extension of base of such contributions. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the lawsuit filed by the Company and its subsidiaries, claiming the right to not apply Law 9,718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9,715/98 (0.65% of revenue) as from February 1, 1999. The lawsuits are in progress at the Regional Federal Court, and up to this moment, the company has not been required to make judicial deposits.

As the calculation system of such contributions started to use the non-cumulative tax principle, starting by PIS as from December 1, 2002, with the Law 10,637/02 and COFINS, as from February 2004 by means of Law 10,833/03, the Company and its subsidiaries then started to apply said rules, as well as, to question with the Judiciary Branch, the extension of tax base of such contributions, aiming at continuing its application by the concept of sales results, as well as the appropriation of credits not accepted by laws and that the Management understands to be subject to appropriation, such as financial expenses and third parties expenses. The provision recorded in the balance sheet includes the unpaid installment, monetarily restated. In addition, the company challenges the limit of percentage and the term for appropriation of COFINS credit over the initial inventory carried with the Law 10,833/03, recording in its balance sheet the difference of appropriated credit under such rule by virtue of judicial authorization. There are no judicial deposits for such discussions.

The Company has another discussion stemming from the merged company Cia. Pernambucana de Alimentos – CIPAL, as to the tax base applied to PIS and COFINS contributions. We discuss the application of gross income as tax base, booking in its balance sheet the restated difference between the amounts paid and the basis provided for by Law 9,718/98, in the amount of R$7,606. Said discussion has no judicial deposit.

The subsidiary Sé obtained on September 22, 2006, final favorable ruling regarding the questioning linked to the broadening of COFINS and PIS tax base, as provided for by Law 9,718/98. Thus, provisions were reversed in the amount of R$8,874 and R$921, respectively, on that date.

Other

The Company and its subsidiaries have other tax contingencies, which after analysis of its legal counsels, were deemed as probable losses: a) lawsuit questioning the non-levy of IPI over codfish imports, which awaits decision by appellate court judge; b) federal administrative assessment about the restatement of equity accounts by an index higher than that accepted by tax authorities, which awaits decision by administrative appellate court judge (“Summer Plan”); c) administrative assessment referring to the collection of debts of withholding IRPJ (corporate income tax), PIS and COFINS, which also awaits decision by administrative appellate court judge; d) administrative assessment due to offsetting of INSS credit verified by the company under the viewpoint of undue payment over

16. Provision for Contingencies (Continued)

a) Taxes (Continued)

Other (Continued)

allowance not provided for by law, in progress in administrative lower court. The amount recorded in accounting books for such issues is R$17,094. The Company has no judicial deposits related to such issues.

b) Labor claims

The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2006, the Company recorded a provision of R$42,708 (R$44,567 at December 31, 2005) for contingencies related to labor claims, which are in progress mostly at lower courts (nearly 80%). Management, assisted by its legal counsels, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts sought. Labor claims are indexed to the TR (Referential Interest Rate) (2.0% in 2006 and 2.8% in 2005) plus 1% monthly interest. The earmarked judicial deposits amount is R$36,715.

c) Civil and other

The Company is a defendant, at several judicial levels, in lawsuits of civil natures, among others. The Company’s Management sets up provisions in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

Among these lawsuits, we point out the following:

• The company brought a writ of mandamus in order to be entitled to not pay the contributions provided for by Complementary Law 110/2001 related to the FGTS (Government Severance Indemnity Fund for Employees) financing. The company obtained a preliminary injunction recognizing the right of not paying such contributions. Subsequently, this preliminary injunction was reversed, determining the judicial deposit of unpaid amounts during the effectiveness period of the preliminary injunction. The enforceability of tax credit is suspended in view of appeal filed, which awaits decision by the Regional Federal Court. The amount accrued is R$43,156 (R$32,102 at December 31, 2005) and the Company effected a R$4,061 judicial deposit, protecting the period in which it was not covered by the preliminary injunction.

• The Company is challenging the constitutionality of the contribution to SEBRAE and requested, by means of a writ of prevention, the payment of the restated credit of amounts paid, through the offsetting of the balances payable to SESC (Social Service for Trade) and SENAC (National Service for Commercial Training). The company was granted the right of not paying the falling due contributions, inasmuch as it provides for the judicial deposits, as usual. The writ of prevention was filed and the Company’s legal advisors have obtained a Declaratory Action at lower court of appeals maintaining the proceeding. The accrued amount is R$31,122 (R$24,386 at December 31, 2005), and judicial deposit in the amount of R$30,825.

• The Company by means of a writ of mandamus is challenging the constitutionality of the FUNRURAL (Rural Workers’ Assistance Fund) for companies located in urban areas. The lawsuit is in progress at the Regional Federal Court and the amount of the provision is R$30,516 (R$ 27,219 at December 31, 2005). There is no judicial deposit for such proceeding.

16. Provision for Contingencies (Continued)

c) Civil and other (Continued)

• The Company files and answers various lawsuits in which it requests the review of lease amounts paid by the stores. In these lawsuits, the judge determines a provisional lease amount, which then is paid by the stores, until report and decision define the final lease amount. The set up provision of difference between the amount originally paid by the stores and that defined provisionally in these lawsuits. At December 31, 2006 the accrual amount for these lawsuits is R$11,507 (R$8.144 at December 31, 2005).

d) Possible losses

The Company has other contingencies which have been analyzed by the legal counsel and deemed as possible but not probable; therefore, have not been accrued, at December 31, 2006, as follows:

• INSS (Social Security Tax) – the Company was served notice regarding the non-levy of payroll charges on benefits granted to its employees, and the loss, considered possible, amounts to R$106,117 (R$121,572 at December 31, 2005). This lawsuit is under discussion in the administrative lower court and there is no judicial deposit.

• Income tax – the Company was served tax assessment notice in relation to exclusion from the IRPJ (Corporate Income Tax) tax base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities’ point of view, should not have been excluded, which awaits decision by administrative appellate court judge and possible loss concerning said notice amounts to R$ 40,088 (R$ 36,985 at December 31, 2005), with no judicial deposit up to this moment.

• Other contingencies – They are related to lawsuits under the civil court scope, special civil court, Consumer Protection Agency – PROCON (in many states), Weight and Measure Institute – IPEM, National Institute of Metrology, Standardization and Industrial Quality – INMETRO and National Health Surveillance Agency – ANVISA, in great majority related to suits for damages, amounting to R$ 52,404 (R$25,483 at December 31, 2005). There are also (a) other lawsuits related to the FINSOCIAL (Tax for Social Security Financing) at the amount of R$18,495; (b) administrative assessments related to divergences verified in Statement of federal tax debits and credits – DCTF and Statement of economic and fiscal information of legal entities – DIPJ, lack of payment and offsetting questioned for the purposes of IRPJ, PIS, COFINS and FINSOCIAL in the amount of R$42,917, which await decision in administrative lower and appellate courts; (c) and tax assessments notices in the State level, regarding the use of ICMS credits related to electricity, suppliers believed to be disreputable by the tax authorities, among others, that are in progress in administrative lower court and amount to R$104,235 (R$70,393 at December 31, 2005). For these and other lawsuits with non-significant individual amounts, there are no judicial deposits.

The Company was served notice in a State level as to the ICMS, related to purchase, manufacturing and sale transactions for export purposes of soybean and its byproducts, in which, in the tax authorities’ understanding, the circulation of goods did not take place. The amount of such notices was R$450,611 (updated as of September 30, 2006) including fine and interest rates, and the loss was deemed by our legal counsel as possible and remote.

On October 17, 2006, the Company obtained partial won on this matter by the Tax Court (Tribunal de Impostos e Taxas - TIT), which reduced the total amount to R$266,909, updated until October 31, 2006. On October 31, 2006, Company’s management opted to adhere to the state tax amnesty program, ruled

16. Provision for Contingencies (Continued)

d) Possible losses (Continued)

by Law 12,399/06, sanctioned by the São Paulo State Governor, which granted, partial and substantially, amnesty on the payment of fine and interest for fiscal debts deriving from taxable events related to the ICMS, which took place until December 31, 2005. In this way, the Company settled the payment of the full amount of debts, on October 31, 2006, which after the 90% granted reduction in the amount of fines and of 50% in the amount of interests, reached the final sum of R$96.771.

In accordance with the systematical interpretation of the sole paragraph of article one, of Law 12,399/06, above mentioned, the taxpayer’s adhesion to such amnesty program does not implicate in waiver of rights, thus, not allowing its use as reasoning or grounds to the questioning of any other fiscal demand.

Regarding the Federal level, the Company was served notice regarding these operations, in relation to PIS, COFINS and income tax. The installment was classified by our legal counsel as probable, which has been accrued, amounting to R$7,485 and as possible, amounting to R$161,191. Such lawsuits are being discussed in the administrative level and there are no judicial deposits related to them.

• ICMS – In December 2006, after the conclusion of the inspection process for the year 2001, the Company was served notice by the São Paulo State Treasury.

The tax assessment refers to the recovery of tax replacement pursuant to the Ordinance CAT 17/99. The tax authorities understood that the Company was not complying with ordinances 63/99 and 99/05 dealing with ancillary liabilities to recovery. According to our attorneys, the possible losses amount to R$226,659.

Occasional adverse changes in the expectation of risk of the referred to lawsuits may require that additional provision for contingencies be set up.

e) Appeal and judicial deposits

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

f) Guarantees

The company has granted collaterals to some lawsuits of civil, labor and tax nature, as shown below:

Lawsuits	Real Estate	Equipment	Guarantee	Total

Tax	361,362	1,470	72,108	434,940
Labor	7,246	3,191	23,980	34,417
Civil and other	11,605	616	12,293	24,514

Total	380,213	5,277	108,381	493,871

16. Provision for Contingencies (Continued)

g) Tax audits

In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.

17. Income and Social Contribution Taxes

a) Income and social contribution tax reconciliation

	Parent Company		Consolidated

	2006	2005	2006	2005

Income (loss) before income taxes	119,397	344,183	(258,555)	260,253
Employee's profit sharing	(13,421)	(10,129)	(13,421)	(14,453)
Income (loss) before adjusted income and social
contribution taxes	105,976	334,054	(271,976)	245,800

Income and social contribution taxes at nominal rate	(26,494)	(83,514)	89,752	(71,282)

Income tax incentive	2,659	2,862	3,562	3,076
Equity results and provision for capital
deficiency of subsidiary	6,860	11,893	(18,085)	(5,269)
Unrealized capital gains	-	-	78,961	-

Provision for the unpayment of deferred income tax assets	-	-	(161,196)	-
Other permanent adjustments and social
contribution rates, net	(3,477)	(8,305)	5,534	20,481

Effective income tax	(20,452)	(77,064)	(1,472)	(52,994)

Income tax for the year
Current	(59,400)	(106,679)	(92,200)	(133,861)
Deferred	38,948	29,615	90,728	80,867

Income tax and social contribution expenses	(20,452)	(77,064)	(1,472)	(52,994)

Effective rate	(19.3)	(23.1)	0.5	(21.6)

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes

	Parent Company		Consolidated

	2006	2005	2006	2005

Deferred income and social contribution tax assets
Tax losses (i)	12,862	-	298,332	251,307
Provision for contingencies	51,354	35,694	65,294	50,131
Provision for hedge and levied on a cash basis	25,915	16,120	80,188	42,329
Allowance for doubtful accounts	13,399	5,621	13,490	5,944
Goodwill in non-merged companies	21,360	16,692	79,433	84,360
Goodwill in merged company (ii)	517,294	-	517,294	-
Provision for goodwill reduction (Note 11)(i)	-	-	161,196	-
Deferred gains from shareholding dilution, net	1,518	17,425	1,518	17,425
Other	15,650	11,558	20,803	16,833

	659,352	103,110	1,237,548	468,329
Allowance for losses	-	-	(161,196)
Total deferred income tax assets	659,352	103,110	1,076,352	468,329

Current assets	101,794	66,807	238,676	84,745
Noncurrent assets	557,558	36,303	837,676	383,584

Total deferred income tax assets	659,352	103,110	1,076,352	468,329

(i) At December 31, 2006, in compliance with CVM Ruling 371, the Company and its subsidiaries recorded deferred income and social contribution taxes arising from tax loss carryforwards and temporary differences in the amount of R$659,352 (R$103,110 at December 31, 2005) in the Parent Company and R$1,076,352 (R$468,329 at December 31, 2005) in Consolidated.

Recognition of deferred income and social contribution tax assets refer basically to tax loss carryforwards, acquired from Sé, and those generated by the subsidiary Sendas Distribuidora, realization of which, following restructuring measures, was considered probable, except for the provision for goodwill reduction, as presented above.

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

(ii) At December 20, 2006, at Extraordinary General Meeting, the Company’s shareholders approved the merger operation of its parent company Vieri.

Said merger aimed at streamlining the corporate structure comprised by Casino Group and Diniz Group, CBD and its subsidiaries will result in financial and tax benefits to CBD, as shown below:

  The goodwill originally recorded by Vieri Brasil and attributed to the expectation of CBD’s future results, deriving from the acquisition of shares issued by CBD, in the amount of R$2,061,951, which after the merger is then amortized on a tax basis within ten years by CBD, pursuant to the prevailing tax laws and without impact on CBD’s flow of dividends.

  Vieri, in compliance with CVM Ruling 349, set up a provision, prior to its merger by CBD, in the amount of R$1,546,463, corresponding to the difference between the goodwill value and the tax benefit resulting from its amortization, so that CBD merged only the asset corresponding to the tax benefit derived from the goodwill amortization to be deductible for tax purposes. Said provision will be reversed in same proportion in which the goodwill is amortized by CBD, therefore, not affecting the results of its operations.

  The goodwill special reserve set up at CBD, as a result of such merger, as provided for by provision in paragraph 1 of article 6 of the CVM Ruling 319, will be at the end of each fiscal year and to the extent in which the tax benefit to be determined by CBD, as a result of goodwill amortization, represents an effective decrease of taxes paid by CBD, purpose of capitalization at CBD, to the benefit of controlling shareholders, without prejudice to the preemptive right ensured to other CBD’s shareholders in the subscription of capital increase resulting from said capitalization, all pursuant to article 7, caput and paragraphs 1 and 2 of CVM Ruling 319.

  The merger by CBD of Vieri’s assets and liabilities at December 20, 2006, resulted in an addition to the Company’s shareholders’ equity, corresponding to the goodwill special reserve, as outlined in the Note 18 (c) as follows:

Incorporated Balances

Cash	37
Goodwill of merged parent company	2,061,951
Provision for shareholders' equity entirety	(1,546,463)
Deferred income tax	1,806

Total net assets	517,331

The provision for maintenance of shareholders’ equity entirety accounts for 75% of goodwill value merged. Such provision aims at preserving the flow of net income distribution to shareholders, neutralizing the effects of goodwill amortization in the flow of dividends to be paid in the future.

17. Income and Social Contribution Taxes (Continued)

b) Breakdown of deferred income and social contribution taxes (Continued)

In order to enable a better presentation of the financial statements, the goodwill net value less provision of R$515,488, which substantially represents the tax credit balance, plus the amount of R$1,806, was classified as deferred income tax.

The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by Management and by the Board of Directors, indicating the capacity of benefiting from the tax credit set up.

Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

	2006

	Parent Company	Consolidated

2007	101,794	237,673
2008	34,496	63,889
2009	95,826	129,156
2010	144,830	181,938
2011 to 2014	282,406	463,696

	659,352	1,076,352

18. Shareholders’ Equity

a) Capital

Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised at December 31, 2006 of 113,771,378,433 (113,667,915,433 at December 31, 2005) registered shares with no par value, of which 49,839,925,688 (49,839,925,688 at December 31, 2005) shares are common and 63,931,452,745 (63,827,989,745 – December 31, 2005) are preferred shares.

Breakdown of capital stock and share volume:

		Share volume - in thousands

	Capital	Preferred	Common
	stock	shares	shares

At December 31, 2004	3,509,421	50,051,428	63,470,811

Transfer	-	13,630,885	(13,630,885)
Capitalization of profit
reserves	164,374	-	-

Stock option (Note 18(g))
Series VII	6,445	145,677	-
At December 31, 2005	3,680,240	63,827,990	49,839,926
Capitalization of profit
reserves	267,177	-	-
Stock option (Note 18(g))
Series VII	7,120	101,400	-
Series IX	92	2,063	-

At December 31, 2006	3,954,629	63,931,453	49,839,926

b) Share rights

The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's bylaws to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporation Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

18. Shareholders’ Equity (Continued)

b) Share rights (Continued)

The Company’s bylaws provide that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution.

Management is required by the Brazilian Corporation Law to propose dividends at year-end, at least, until the amount of mandatory dividend, which can include the interest attributed to equity, net of tax.

c) Capital reserve – Goodwill special reserve

This reserve was set up as a result of the corporate restructuring process outlined in Note 1 (c), in contra account to the merged net assets and represents the amount of future tax benefit to be earned by means of amortization of goodwill merged. The special reserve portion corresponding to the benefit earned may be capitalized at the end of each fiscal year to the benefit of the controlling shareholders, with the issue of new shares. The capital increase will be subject to the preemptive right of non-controlling shareholders, in the proportion of their respective interest, by type and class, at the time of the issue, and the amounts paid in the year related to such right will be directly delivered to the controlling shareholder, pursuant to provision in CVM Ruling 319/99.

At December 31, 2006, the tax benefit recorded derived from the goodwill merged was R$ 517,331 and will be used in the capital increase, upon the realization of reserve.

d) Revenue reserve

(i) Legal reserve – the legal reserve is formed based on appropriations from retained earnings of 5% of annual net income, before any appropriations, and limited to 20% of the capital.

(ii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and fixed and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations and supported by capital budget, approved at meeting.

(iii) Profit retention: the balance at December 31, 2006 is available to the Shareholders’ General Meeting for allocation.

18. Shareholders’ Equity (Continued)

e) Dividends proposed

At March 12, 2006, the Management proposed for resolution of the Annual General Meeting - AGO, dividends to be distributed, calculated as follows:

	2006	2005

Net income for the year	85,524	256,990

Realization of profit reserves	-	4,069

Legal reserves	(4,276)	(12,849)

Tax base of dividends	81,248	248,210

Minimum mandatory dividend - 25%	20,312	62,053

(R$ 0.51689 per one thousand common shares)	-	25,762

(R$ 0.56857 per one thousand preferred shares)	-	36,291

(R$ 0.16903 per one thousand common shares)	8,425	-

(R$ 0.18594 per one thousand preferred shares)	11,887	-

18. Shareholders’ Equity (Continued)

f) Employees’ profit sharing plan

As provided for by the Company’s bylaws, the Company’s Board of Directors approved in meeting held on November 29, 2006, the distribution of the amount of R$13,421 (R$14,453 at December 31, 2005).

g) Preferred stock option plan

The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

Information on the stock option plans is summarized below:

	Number of shares	Price on the date	Price of concession
	(per thousand)	of concession	on 12/31/2006

Options in force
Series VI – March 15, 2002	412,600	47.00	71.84
Series VII – May 16, 2003	499,840	40.00	45.35
Series VIII – April 30, 2004	431,110	52.00	57.10
Series IX – April 15, 2005	494,545	52.00	52.16
Series X – July 7, 2006	450,735	66.00	67.56

	2,288,830

Options exercised
Series VII - December 13, 2005	(145,677)
Series VI - April 7, 2006	(101,400)
Series VII - June 9, 2006	(2,063)

Cancelled options	(569,234)
Balance of options in force	1,470,456

Options not granted	1,929,544
Current balance of the option plan	3,400,000

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

At February 23, 2006, series V was cancelled, not existing any conversion. At March 31, 2005 series IV was ended, not existing any conversion. At March 31, 2004 series III was exercised, capitalized and ended. Series I and II ended in 2001 and 2002, respectively.

At December 31, 2006, the Company’s preferred shares quotation on the São Paulo Stock Exchange was R$ 74.97 per thousand shares.

The table below shows the effects on net income if the Company had recognized the expense related to the granting of stock option, applying the market value method, as required by Official Memorandum CVM/SNC/SEP N° 01/2006 paragraph 25.9:

	2006		2.005

	Net	Shareholders'	Net	Shareholders'
	income	equity	Income	equity

At December 31	85,524	4,842,127	256,990	4,252,372
Expense related to share-based
compensation to employees determined
according to market value method, net of
income tax	(4,885)	(4,885)	(3,544)	(3,544)

At December 31 (Pro forma)	80,639	4,837,242	253,446	4,248,828

The market value of each option granted is estimated on the granting date, by using the options pricing model “Black-Scholes” taking into account: expectation of dividends of 1.42% in 2006, 1.46% in 2005, expectation of volatility of nearly 37.2% in 2006, 38.9% in 2005, non-risk weighted average interest rate of 6.6% in 2006, 9.2% in 2005 and expectation of average life of four years.

New option plan of preferred shares

The Extraordinary General Meeting held on December 20, 2006, approved the amendment to the Company’s Stock Option Plan, approved by the Extraordinary General Meeting held at April 28, 1997.

As from 2007, the granting of preferred stock option plan to management and employees will take place as follows:

Shares will be classified into two types: Silver and Gold, and the quantity of Gold-type shares may be decreased and/or increased (reducer or accelerator), at discretion of the Plan Management Committee, in the course of 35 months following the granting date.

18. Shareholders’ Equity (Continued)

g) Preferred stock option plan (Continued)

The price for each Silver-type thousand shares will correspond to the average of closing price of negotiations of CBD’s preferred shares occurred over the last 20 trading sessions of BOVESPA, prior to the date on which the Committee resolves on the granting of option, with negative goodwill of 20%. The price per each Gold-type thousand shares will correspond to R$0.01. In both bases, the prices will not be restated.

The acquisition of rights to the options exercise will occur as follows in the following term: as from the 36th month to 48th month as from the start date defined as the date of the adhesion agreement of respective series or fulfillment of any suspensive condition of its effectiveness to be defined by the Committee, the beneficiary will acquire the right to exercise: a) 100% of granting of Silver-type shares; b) the quantity of lots of Gold-type shares to be determined by the Committee, after the compliance with granting conditions.

Up to date, there was no granting of this new plan. The series of previous plan continue in force until the respective maturity dates.

19. Net Financial Income

	Parent Company		Consolidated

Financial expenses	2006	2005	2006	2005

Financial charges - BNDES	41,296	39,827	41,935	39,879
Financial charges - Debentures	62,527	80,931	62,527	87,499
Financial charges on
contingencies and taxes	103,716	133,437	112,937	140,876
Swap operations	54,628	151,545	138,547	240,939
Receivables securitization	105,059	76,170	139,485	99,364
CPMF and other bank services	61,785	28,813	80,903	43,708
Other financial expenses	-	3,771	27,054	31,306

Total financial expenses	429,011	514,494	603,388	683,571

Financial revenues
Interest on cash and cash
equivalents	127.641	135,731	231,647	232,825
Financial discounts obtained	52,979	73,799	58,092	81,422
Financial charges on taxes
and judicial deposits	33,023	65,719	51,095	73,082
Interest on installment sale	25,724	39,906	39,669	50,593
Interest on loan	32,237	41,727	2,198	24
Other financial revenues	60	8,608	60	8,776

Total financial revenues	271,664	365,490	382,761	446,722

Net financial balance	(157,347)	(149,004)	(220,627)	(236,849)

20. Financial Instruments

a) General considerations

Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within limits approved by the Management.

b) Concentration of credit risk

The Company’s sales are direct to individual customers through post-dated checks, in a small portion of sales (2% of yearly sales). In such portion, the risk is minimized by the large customer base. These receivables are also mostly sold to PAFIDC without right of recourse.

The advances to suppliers are made only to selected suppliers. We do not have credit risk with suppliers, since we discount only own payments of goods already delivered.

In order to minimize credit risk from investments, the Company adopts policies restricting the marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

c) Market value of financial instruments

Estimated market value of financial instruments at December 31, 2006 approximates market value, reflecting maturities or frequent price adjustments of these instruments, as shown below:

	Parent Company		Consolidated

	Book	Market	Book	Market

Assets
Cash and cash equivalents	146,869	146,869	247,677	247,677
Marketable securities	381,785	381,785	1,033,834	1,033,834
Receivables securitization fund	164,034	164,034	-	-

	692,688	692,688	1,281,511	1,281,511

Liabilities
Loans and financings	650,918	650,831	2,253,473	2,266,064
Debentures	414,761	415,376	414,761	415,376

	1,065,679	1,066,207	2,668,234	2,681,440

Market value of financial assets and of current and noncurrent financing, when applicable, was determined using current interest rates available for operations carried out under similar conditions and remaining maturities.

In order to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

20. Financial Instruments (Continued)

d) Currency and interest rate risk management

The utilization of derivative instruments and operations involving interest rates aims at protecting the results of assets and liabilities operations of the Company, conducted by the finance operations area, in accordance with the strategy previously approved by management.

The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 13) for floating rate interest in Brazilian reais. As of December 31, 2006, the U.S. dollar-denominated short-term and long-term debt balances of R$1,279,559 (US$598,483) (R$1,308,469 – US$559,008 at December 31, 2005), include financing of R$1,265,503 (US$591,910) (R$1,293,331 – US$552,540 at December 31, 2005), the weighted average interest rates of 5.1% per annum (5.5% p.a. at December 31, 2005) which are covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at weighted average rate of 103.6% of CDI (103.7% of CDI at December 31, 2005).

21. Insurance Coverage (not audited)

Coverage at December 31, 2006 is considered sufficient by management to meet possible losses and is summarized as follows:

Insured assets	Risks covered	Amount insured

Property, equipment and inventories	Named risks	5,577,635
Profit	Loss of profit	1,335,000
Cash	Theft	43,460

The Company also holds specific policies covering civil and management liability risks in the amount of R$160,410 (R$147,330 at December 31, 2005).

22. Non-Operating Results

	Parent Company		Consolidated

	2006	2005	2006	2005

Expenses

Net effect of allowance for goodwill reduction (Note 11 (i))	-	-	268,886	-
Results in the property and equipment write-off (*)	30,119	2,268	68,585	17,803
Judicial deposits write-off	25,844	-	25,844	-
Allowance for losses - other receivable	22,570	19,801	22,570	28,086
Provision for recovery of assets and other	5,435	8,784	4,289	7,271

Total non-operating expenses	83,968	30,853	390,174	53,160

Revenues
Achievement of performance goal (Note 9 (d))	58,151	38,140	58,151	38,140
Gains by corporate dilution	-	-	-	18,640
Interest reversal on performance goal	7,260	27,172	7,260	27,172
Other	1,549	1,340	1,534	1,339

Total non-operating revenues	66,960	66,652	66,945	85,291

Non operating balance	(17,008)	35,799	(323,229)	32,131

(*) In 2006, R$19,960 was included referring to results of physical inventory - Note 10

23. Statement of LAJIDA – Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) (not audited)

	Parent Company		Consolidated

	2006	2005	2006	2005

Operating income	136,405	308,384	64,674	228,122

(+) Net financing expenses	157,347	149,004	220,627	236,849
(+) Taxes and fees	52,888	35,592	84,923	63,150
(+) Equity accounting	(27,436)	(47,576)	53,197	16,190
(+) Depreciation and amortization	399,922	456,186	547,943	625,281

EBITDA	719,126	901,590	971,364	1,169,592

Net sales revenue	9,973,453	9,350,572	13,880,403	13,413,396
% EBITDA	7.2%	9.6%	7.0%	8.7%

24. Encumbrances, Eventual Liabilities and Commitments

The Company has commitments assumed with leaseholders of various stores already contracted at December 31, 2006, in the amount of R$109,264 (parent company) and R$125,242 (consolidated), as follows:

	2006

	Parent Company	Consolidated

2007	8,989	10,027
2008	8,916	9,813
2009	7,051	7,948
2010	3,961	4,857
2011	3,236	4,132
from 2012	77,111	88,465

	109,264	125,242

25. Subsequent Events which do not Give Rise to Supplementary Adjustments

a) 6th issue of simple debentures

At February 16, 2007, the Company filed with CVM the request of registration of 6th public issue of Simple Debentures, not convertible into shares, with the following characteristics:

Quantity: 80,000 debentures;
Unit face value: R$10,000.00;
Date of issue on 3/1/2007;
Maturity Date: 3/1/2013;

The first series will be subscribed by the par value accrued of pro-rate interest, in cash in domestic currency;

The second series will be earmarked for rollover of partial/total debt stemming from debentures of the Company’s 5th issue, applying a negative goodwill over the face value, which will be determined by means of Bookbuilding Procedure;

The remuneration will be interest incurring on the face value, based on the average rate of one-day Interbank Deposits – DI based on a year of 252 days, calculated and disclosed by CETIP – Clearing House for the Custody and Financial Settlement of Securities.

25. Subsequent Events which do not Give Rise to Supplementary Adjustments (Continued)

b) Granting of financial support – BNDES

In the first half-year of 2006, CBD requested financial support to BNDES related to its investments program. Such request was filed by mid 2006 when documents started to be analyzed.

In meeting held at March 8, 2007 the BNDES’ executive board authorized the granting of financial support requested in the amount of R$187,330, with grace period of 6 months and 60 months for amortization, with interest rates varying between 2.7% and 3.2% above TJLP.

The financial support granted has a 60-day term to be contracted by CBD and will support total investments already made by the Company with the opening of 15 new stores and support in the modernization of various existing stores.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 18, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.